24.0     DATE AND SIGNATURE PAGE

Leonel López, C.P.G.
165 S. Union Blvd. Suite 950
Lakewood, Colorado 80228
Phone (303)986-6950
Fax (303)987-8907
leonel.lopez@pincock.com

I, Leonel López, C.P.G., am a professional geologist and Principal Geologist for Pincock, Allen & Holt, Inc. of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA. This certificate applies to the Technical Report for the La Encantada Silver Mine, Coahuila State, Mexico dated January 12, 2009 (the “Technical Report”).

1.

I am a Professional Geologist (PG-2407) in the state of Wyoming, USA, a Certified Professional Geologist (CPG-08359) in the American Institute of Professional Geologists, a Member (No. 1943910RM) as SME Founding Registered Member, a registered Geological Engineer (Cédula Profesional #1191), in the Universidad Nacional Autónoma de México, a member of the International Association on the Genesis of Ore Deposits, a member of the Society of Economic Geologists, and a member of the Association of Exploration Geochemists.

2.

I graduated from the Universidad Nacional Autónoma de México with the title of Ingeniero Geólogo in 1966 and subsequently have taken numerous short courses in Economic Evaluation and Investment Decision Methods at Colorado School of Mines, and other technical subjects in related professional seminars. I have practiced my profession continuously since 1963.

3.

Since 1963, I have been involved in mineral exploration and evaluation of mineral properties for gold, silver, lead, zinc, copper, antimony, and non-metallic deposits as fluorite, barite, dolomite and coal deposits in Canada, United States of America, México, Guatemala, Costa Rica, Nicaragua, Ecuador, Venezuela, Perú, Bolivia, Chile, Brazil and Argentina.

4.	As a result of my experience and qualification I am a Qualified Person as defined in NI 43-101.

5.

I am presently a Principal Geologist with the international resource and mining consulting company of Pincock, Allen & Holt, Inc. and have been employed since December 2003, and was formerly employed by the same firm from 1988 to 1993.

6.

I have previously worked on the La Encantada Deposit North, as Division Manager of Exploration for Peñoles until 1985. As part of this study, I visited the project site from May 15–23, November 11-18, 2007 and October 29–31, 2008 for the purposes of observing site layout and infrastructure, examining the deposit geology, inspecting the underground mine, reviewing sampling procedures, reviewing available exploration and reserve and resource estimates and data, and discussing the project with site personnel.

Pincock, Allen & Holt	AMENDED AND RESTATED	24.1
90533 January 12, 2009

7.

I am the primary author of the Technical Report. I am responsible for all report sections including those report sections outside of my discipline of geology and resource estimates, which were prepared by other Pincock, Allen & Holt representatives that were qualified in those particular disciplines (mining, metallurgy and processing and economics), and FMS Legal Advisors for current status of mining concessions (Durango-based Legal Firm of Lic. Carlos Galván Pastoriza prepared on October 31, 2008), which I believe to be reliable work. I have visited the project in May and November 2007, and in October, 2008 and I have acted as Project Manager for the preparation of this Technical Report.

8.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of First Majestic Silver Corp. in accordance with the application of Section 1.4 of National Instrument 43-101.

10.	I have read National Instrument 43-101, Form 43-101F1 and this report has been prepared in compliance with NI 43-101 and Form 43-101F1.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publications in the public company files, on their websites accessible by the public.

Dated in Lakewood, Colorado, this 12th day of January 2009

“Leonel López”

______________________________
Leonel López, C.P.G.

Pincock, Allen & Holt	AMENDED AND RESTATED	24.2
90533 January 12, 2009